ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 121 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

082-03827

April 2, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well, Zawtika 2, in Myanmar M9 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 300 kilometers south of Yangon.

PTTEP wishes to report the drilling result of exploration well, Zawtika 2, in addition to the exploration wells Zawtika-1A, Gawthaka-1 and Kakonna-1 which were reported to the Stock Exchange of Thailand. Details are as follows:

The exploration well Zawtika 2, located in the south of Zawtika-1A well, was drilled to a total depth of 3,500 meters and encountered six zones of natural gas bearing formation with a total thickness of 101.5 meters. The flow rate testings (Tubing Stem Test-TST) were conducted on three zones, indicating maximum natural gas flow rates of approximately 38.9 million standard cubic feet per day (MMSCFD), 32.4 MMSCFD and 38.2 MMSCFD respectively. The combined flow rate of three zones is 109.5 MMSCFD.

The highly successful result of the exploration well Zawtika 2 gives the company confidence in the potential of natural gas in southern M9 block as well as the potential of northern M11 block, which is adjacent to the south of M9 block. PTTEP will prepare development plan and continue to drill 4-5 appraisal wells within July 2007 to establish the petroleum reserves required for the development of the eastern area of M9 block.

Yours sincerely,

Dew 4/10

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 122 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

April 2, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well COD-2X, Block 9-2 in Vietnam Project

Reference is made to PTTEP Hoan Vu Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 25% participation interest in the Vietnam 16-1 project, and the other partners, consisting of Petrovietnam Exploration and Production Company, and SOCO Vietnam Limited with 50% and 25% interests respectively.

PTTEP wishes to report that the exploration well COD-2X, the last exploration well per obligation with the Vietnamese government, at Ca Ong Doi prospect of Block 9-2 in Vietnam project was drilled to the total depth of 3,540 meters where a thin oil reservoir was encountered. It was then decided not to perform the flow test, and the well was deemed non-commercial. The rig will be moved to Block 16-1 in Vietnam project for more exploration and appraisal wells drilling.

Yours sincerely,

Maroot Mrigadat

President

END